

Mail Stop 3720

June 6, 2016

Matthew Moore
President
InnerScope Advertising Agency, Inc.
2281 Lava Ridge Court, Suite 130
Roseville, California 95661

> **Re:** **InnerScope Advertising Agency, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 27, 2016**
> **File No. 333-209341**

Dear Mr. Moore:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of the Business, page 26

Alliance Service Offering, page 29

1. We note your disclosure that the Alliance Plan will enable the company "to make a profit of the net margin on the sales, which will be paid directly to the Alliance by GN ReSound" and "GN ReSound will collect all account receivables from the Alliance dealer, and on a monthly basis GN ReSound will pay the difference of the full Alliance discount and the local dealer discount set forth by the Company to the Alliance." It appears that the Alliance members do not receive the full Alliance discount, but will receive a reduced local dealer discount determined by the company. It also appears that it is the company, and not the Alliance, that receives the difference between the discounts from GN ReSound and has the rights to and benefits of this net margin. Please clarify further how the Alliance plan will operate and how the company intends to generate revenues from this plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Via E-mail
        Ryan S. Anderson, Esq.